Exhibit 99.1

OneConnect Announces Extraordinary General Meeting Results

SHENZHEN, China – PRNewswire - OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial institutions in China, today announced the results of its extraordinary general meeting of shareholders held in Shenzhen on April 4, 2023.

At the meeting, the shareholders of OneConnect Financial Technology Co., Ltd. approved, ratified and/or confirmed the following resolution:

The equity transfer agreement dated November 24, 2022 (the “Equity Transfer Agreement”) entered into between Shanghai OneConnect Financial Technology Co., Ltd. (“Shanghai OneConnect”) and Puhui Management Co., Ltd. (“Puhui Management”), pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, Shanghai OneConnect’s 40% equity interest in Ping An Puhui Lixin Asset Management Co., Ltd. for a consideration of RMB199,200,000 be and is hereby approved, ratified and confirmed; and any one of more Directors of the Company be and is hereby authorized, in his or her absolute discretion deemed appropriate or expedient and in the interests of the Company and its shareholders as a whole, to do all such acts and things which he/she may consider necessary, desirable or expedient to implement the transactions contemplated under the Equity Transfer Agreement and completion thereof.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial service industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Frank Fu

pub_jryztppxcb@pingan.com.cn